UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DIVERSA CORPORATION

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

255064107

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

44 Nassau Street

Princeton, New Jersey 08542

(609) 430-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255064107	13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,231,679
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,231,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,231,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,231,679
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,231,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,231,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 949,929
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 949,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 949,929
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 949,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,677,658
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,677,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,677,658
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,677,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 638,500
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 638,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.33%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 638,500
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 638,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.33%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 255064107	13D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 124,299
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,497,766
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 124,299
WITH	10	SHARED DISPOSITIVE POWER 6,497,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,622,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.80%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 255064107	13D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,497,766
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 6,497,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,497,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.52%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 255064107	13D	Page 12 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Crouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,497,766
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 6,497,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,497,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.52%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 255064107	13D	Page 13 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,497,766
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 6,497,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,497,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.52%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 255064107	13D	Page 14 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,316,158
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 2,316,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,316,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 255064107	13D	Page 15 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,316,158
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 2,316,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,316,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 255064107	13D	Page 16 of 24 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Aguiar, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 638,500
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 638,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 255064107	13D	Page 17 of 24 Pages

Item 1.

Security and Issuer

This statement relates to the common stock, $.001 par value per share (“Common Stock”) of Diversa Corporation (the “Issuer”). The address of the Issuer’s principal executive office is 4955 Directors Place, San Diego, CA  92121.

Item 2.

Identity and Background

(a)

The name of the reporting persons are HealthCare Ventures III, L.P. (“HCVIII”), HealthCare Partners III, L.P. (“HCPIII”); HealthCare Ventures IV, L.P. (“HCVIV”); HealthCare Partners IV, L.P. (“HCPIV”); HealthCare Ventures V, L.P. (“HCVV”), HealthCare Partners V, L.P. (“HCPV”), HealthCare Ventures VI, L.P. (“HCVVI”), HealthCare Partners VI, L.P. (“HCPVI”), Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor (HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are sometimes hereinafter referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A. HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI and HCPVI are limited partnerships organized and existing under the laws of the State of Delaware. HCPIII is the General Partner of HCVIII, HCPIV is the General Partner of HCVIV, HCPV is the General Partner of HCVV and HCPVI is the General Partner of HCVVI. Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse are general partners of HCPIII, HCPIV, HCPV and HCPVI, the general partner of each of HCVIII, HCVIV, HCVV and HCVVI, respectively, the record holders of the Issuer’s securities. In addition, Dr. Mirabelli and Mr. Lawlor are also general partners of HCPV and HCPVI, the general partner of each of HCVV and HCVVI, respectively, the record holders of the Issuer’s securities: and Dr. Aguiar is a general partner of HCPVI, the general partner of HCVVI, the record holder of the Issuer’s securities.

(b)

The business address for HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI, HCPVI, Dr. Cavanaugh and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Drs. Mirabelli and Aguiar and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(c)

Each of Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Dr. Cavanaugh and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Drs. Mirabelli and Aguiar and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI and HCPVI are each limited partnerships organized and existing under the laws of the State of Delaware. Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are each individuals who are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

To induce Celunol, Inc., a Delaware corporation (“Celunol”), to enter into the Agreement and Plan of Merger and Reorganization, dated February 12, 2007, by and among the Issuer, Concord Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), Celunol and William Lese, as the Celunol stockholders’ representative (the “Merger Agreement”), the Reporting Persons, together with certain other stockholders of the Issuer, entered into a voting agreement with Celunol dated February 12, 2007 (the “Voting Agreement”) with respect to the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons. Neither the Reporting Persons, the Issuer, nor Celunol has paid any additional consideration to any person in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see “Item 4. Purpose of the Transaction” below, which description is incorporated herein by reference in response to this Item 3.

CUSIP No. 255064107	13D	Page 18 of 24 Pages

Item 4. Purpose of the Transaction

(a) - (b). Pursuant to the Merger Agreement, Celunol will merge with and into Merger Sub (the “Merger”) with Celunol being the surviving entity (the “Surviving Corporation”) as a wholly owned subsidiary of the Issuer.

The consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of the Issuer and Celunol. Reference is made to the terms and conditions set forth in the Merger Agreement, which is filed as Exhibit B to this Schedule 13D.

In connection with the execution of the Merger Agreement, the Reporting Persons and certain other stockholders of the Issuer entered into the Voting Agreement with Celunol, whereby the Reporting Persons have agreed, and executed an irrevocable proxy in connection therewith, to vote the shares of the Issuer’s Common Stock held by them: (a) in favor of approval of the issuance of shares of the Issuer’s Common Stock to Celunol stockholders in the Merger and related transactions and (b) against any actions that could adversely affect the closing of the Merger.

The purpose of the Voting Agreement is to facilitate the merger of Merger Sub with and into Celunol, pursuant to the terms of the Merger Agreement. As such, the Voting Agreement terminates automatically immediately upon the closing of the Merger or the termination of the Merger Agreement.

(c). Not applicable.

(d). Immediately after the closing of the Merger, the number of members of the board of directors of the Issuer shall be increased from six (6) to nine (9), with the three (3) new directors consisting of members of the current board of directors of Celunol.

(e). In connection with the Merger, the Issuer will issue up to 15,000,000 shares of its Common Stock to the stockholders of Celunol in exchange for the fully diluted capital stock of Celunol.

(f) - (j). Not applicable.

The Reporting Persons have no specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits B and C, respectively.

Item 5.

Interest in Securities of the Issuer

(a)

HCVIII directly beneficially owns 3,231,679 shares of the Common Stock of the Issuer representing 6.73% of the issued and outstanding shares of the Common Stock of the Issuer; HCVIV directly beneficially owns 949,929 shares of the Common Stock of the Issuer representing 1.98% of the issued and outstanding shares of Common Stock of the Issuer; HCVV directly beneficially owns 1,677,658 shares of the Common Stock of the Issuer representing 3.49% of the issued and outstanding shares of Common Stock of the Issuer; HCVVI directly beneficially owns 638,500 shares of the Common Stock of the Issuer representing 1.33% of the issued and outstanding shares of Common Stock of the Issuer. HCPIII may be deemed to indirectly beneficially own the 3,231,679 shares of the Common Stock of the Issuer representing 6.73% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVIII, the registered owner of the shares of Common Stock; HCPIV may be deemed to indirectly beneficially own the 949,929 shares of the Common Stock of the Issuer representing 1.98% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVIV, the registered owner of the shares of Common Stock;  HCPV may be deemed to indirectly beneficially own the 1,677,658 shares of the Common Stock of the Issuer representing 3.49% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVV, the registered owner of the shares of Common Stock; HCPVI may be deemed to indirectly beneficially own the 638,500 shares of the Common Stock of the Issuer representing 1.33% of the issued and outstanding shares of the Common Stock

CUSIP No. 255064107	13D	Page 19 of 24 Pages

of the Issuer as the General Partner of HCVVI, the registered owner of the shares of Common Stock. Dr. Cavanaugh beneficially owns 6,622,065 shares of the Issuer’s Common Stock consisting of (i) an aggregate of 6,497,766 shares of Common Stock owned by HCVIII, HCVIV, HCVV and HCVVI; and (ii) immediately exercisable options to purchase 124,299 shares of the Issuer’s Common Stock.1 Messrs. Werner, Littlechild and Crouse may be deemed to indirectly beneficially own the 6,497,766 shares of the Common Stock of the Issuer representing 13.52% of the issued and outstanding shares of the Common Stock of the Issuer as general partners of each of HCPIII, HCPIV, HCPV and HCPVI, the General Partners of HCVIII, HCVIV, HCVV and HCVVI, respectively. Dr. Mirabelli and Mr. Lawlor may be deemed to indirectly beneficially own the 2,316,158 shares of the Common Stock of the Issuer representing 4.82% of the issued and outstanding shares of the Common Stock of the Issuer as general partners of each of HCPV and HCPVI, the General Partners of each of HCVV and HCVVI, respectively. Dr. Aguiar may be deemed to indirectly beneficially own 638,500 shares of the Common Stock of the Issuer representing 1.33% of the issued and outstanding shares of the Common Stock of the Issuer as a general partner of HCPVI, the General Partner of HCVVI.

(b)

(i) Sole power to vote or to direct the vote:

Dr. Cavanaugh has the sole power to vote or direct the vote as to the 124,299 shares of Common Stock beneficially owned by him.

(ii) Shared power to vote or to direct the vote:

HCVIII, HCPIII, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or direct the vote of the 3,231,679 shares of Common Stock owned by HCVIII.

HCVIV, HCPIV, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or direct the vote of the 949,929 shares of Common Stock owned by HCVIV.

HCVV, HCPV, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to vote or direct the vote of the  1,677,658 shares of Common Stock owned by HCVV.

HCVVI, HCPVI, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to vote or direct the vote of the 638,500 shares of Common Stock owned by HCVVI.

(iii) Sole power to dispose or to direct the disposition of:

Dr. Cavanaugh has the sole power to dispose or to direct the disposition of the 124,299 shares of Common Stock beneficially owned by him.

———————

1

Does not include options to purchase an additional 43,472 shares of the Issuer’s Common Stock, which were granted to Dr. Cavanaugh as a director of the Issuer, and which are not currently exercisable within 60 days of February 12, 2007, the date of event requiring the filing of this Schedule 13(d). These additional options become exercisable as to  (i) 694.44 shares of Common Stock per month for 15 months, beginning on April 13, 2007; (ii) 972.22 shares of Common Stock per month for 6 months, beginning on June 17, 2007; and (iii) 972.22 shares of Common Stock per month for 28 months, beginning on July 20, 2007 (Dr. Cavanaugh is not deemed to beneficially own these shares of Common Stock as of the date of this report.)

CUSIP No. 255064107	13D	Page 20 of 24 Pages

(iv)  Shared power to dispose or to direct the disposition of:

HCVIII, HCPIII, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to dispose of or direct the disposition of the 3,231,679 shares of Common Stock owned by HCVIII.

HCVIV, HCPIV, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to dispose of or direct the disposition of the 949,929 shares of Common Stock owned by HCVIV.

HCVV, HCPV, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to dispose of or direct the disposition of the 1,677,658 shares of Common Stock owned by HCVV.

HCVVI, HCPVI, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to vote or direct the vote of the 638,500 shares of Common Stock owned by HCVVI.

(c)

Not Applicable.

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein.

Item 7.

Material to be filed as Exhibits

Exhibit A – Joint Filing Agreement.

Exhibit B – Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007 by and among the Issuer, Concord Merger Sub, Inc., Celunol Corp. and William Lese (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities & Exchange Commission on February 12, 2007)

Exhibit C – Form of Voting Agreement, dated as of February 12, 2007, by and among Celunol Corp. and certain stockholders of the Issuer (incorporated herein by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Securities & Exchange Commission on February 12, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2007	HealthCare Ventures III, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners III, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners III, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Ventures IV, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners IV, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners IV, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Ventures V, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners V, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners V, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Ventures VI, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners VI, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners VI, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	James H. Cavanaugh, Ph.D

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Harold Werner

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	William Crouse

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Eric Aguiar, Ph.D.

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Diversa Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

February 28, 2007	HealthCare Ventures III, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners III, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners III, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Ventures IV, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners IV, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners IV, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Ventures V, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners V, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners V, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Ventures VI, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners VI, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	HealthCare Partners VI, L.P.
Princeton, New Jersey

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	James H. Cavanaugh, Ph.D

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Harold Werner

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	William Crouse

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor

February 28, 2007	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Eric Aguiar, Ph.D.